Exhibit 99.2

Borr Drilling Limited Announces First Quarter 2025 Results

Hamilton, Bermuda, May 21, 2025: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three months ended March 31, 2025.

Highlights

•	Total operating revenues of $216.6 million, a decrease of $46.5 million compared to the fourth quarter of 2024
•	Net loss of $(16.9) million, a decrease of $43.2 million compared to the net income in the fourth quarter of 2024
•	Adjusted EBITDA[1] of $96.1 million, a decrease of $40.6 million compared to the fourth quarter of 2024
•	YTD 2025, the company was awarded nine new contract commitments, representing approximately 1,550 days and $221 million of potential contract revenue

CEO, Patrick Schorn commented:

"Our first-quarter results were largely as expected and impacted by temporary rig suspensions and preparations for upcoming contracts. During the quarter, we averaged 16 active rigs out of our 24-rig fleet. Despite the lower activity level, operational performance remained robust, with technical utilization at 99.2% and economic utilization at 97.9% for our active rigs — a reflection of the continued strength and efficiency of our operations.

On the safety front, I’m pleased to report that several of our rigs received industry and customer recognition for outstanding safety performance. Notably, the Groa was awarded Qatar Energy’s HSE Award for 2024, and Prospector 1 received the 2024 Best Safety Performance Award from the IADC North Sea Chapter. In Thailand, Borr Drilling received PTTEP’s CEO SSHE Excellence Award for the second consecutive year. These achievements are a testament to the commitment and professionalism of our crews, and I congratulate and thank the entire team for their efforts.

Looking at the second quarter, we are seeing a meaningful ramp-up of activity. Three suspended rigs in Mexico have resumed operations, while the Vali and Arabia I have both commenced their contracts. In addition, the Thor and Ran have secured new contracts starting this quarter. As a result, our operating rig count has now increased to 22  — laying the foundation for stronger financial performance in the quarters ahead. Our liquidity position improved during the quarter, supported by the collection of approximately $120 million in outstanding receivables from Mexico and $10 million in mobilization fees for Vali. Following the quarter end, we received an additional $35 million in mobilization fees related to Vali and Arabia I

Recent contract awards for the Gerd, Norve, Thor, Ran, and Skald have brought our 2025 contract coverage2 to 79% at an average day rate of $147,000, which includes approximately 4.5% coverage related to the suspension period in Mexico. This compares to approximately 91% coverage in 2024 at average day rate of $136,000. While we continue to pursue several opportunities in 2025, our commercial efforts are now increasingly focused on 2026. Our rigs in Mexico represent a significant portion of our available days in 2026 and beyond. The combination of increased activity in Q2 and the advancement of private investment projects in Mexico are positive for future rig demand and extensions across our fleet in-country.

In light of uncertain market conditions, the Board has decided not to pay a dividend to reinforce the balance sheet and enhance long-term value creation. While we are not issuing specific Adjusted EBITDA guidance for 2025, we are, however, comfortable with the current Bloomberg consensus estimate of approximately $460 million. As a function of the increase in active rigs, we expect Adjusted EBITDA to increase significantly in the coming quarters."

1 The Company presents Adjusted EBITDA, which is a financial measure calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP). Adjusted EBITDA represents our periodic net (loss)/income adjusted for: depreciation of non-current assets, loss from equity method investments, total financial expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net income/(loss), please see the last page of this report.
2 Excludes unexercised options, includes bareboat charter contracts adjusted to a gross dayrate-equivalent basis

Management Discussion and Analysis

The discussion below compares the unaudited results for the first quarter of 2025 to the unaudited results of the fourth quarter of 2024.

In $ million	Q1 2025	Q4 2024	Change ($)	Change (%)
Total operating revenues	216.6	263.1	(46.5)	(18)%
Total operating expenses	(156.8)	(161.9)	5.1	(3)%
Operating income	60.2	101.0	(40.8)	(40)%
Net (loss) / income	(16.9)	26.3	(43.2)	(164)%
Adjusted EBITDA	96.1	136.7	(40.6)	(30)%

Cash and cash equivalents	170.0	61.6	108.4	176%
Total equity	974.9	993.3	(18.4)	(2)%

Three months ended March 31, 2025 compared to three months ended December 31, 2024

Total operating revenues were $216.6 million for the first quarter of 2025, a decrease of $46.5 million compared to the fourth quarter of 2024. Total operating revenues consisted of $202.2 million in dayrate revenue, $7.6 million in bareboat charter revenue and $6.8 million in management contract revenue.

The overall decrease in total operating revenue is primarily a result of the $22.6 million decrease in dayrate revenue, a $17.9 million decrease in bareboat charter revenue and a $6.0 million decrease in management contract revenue, in comparison to the prior quarter. The decrease in dayrate revenue is primarily due to a decrease in the number of operating days for the jack-up rigs Arabia II, Ran, and Thor partially offset by an increase in the number of operating days for the jack-up rigs Gerd, Gunnlod and Vali. The overall decrease in dayrate revenue also includes an $11.5 million decrease in deferred mobilization revenue relating to Arabia II due to the recognition of accelerated amortization of deferred mobilization revenue in the prior quarter, as a result of its contract termination. The decrease in bareboat charter revenue is primarily a result of the temporary suspension of the jack-up rigs Galar, Grid and Gersemi which were suspended effective January 8, 2025, while the decrease in management contract revenue is primarily a result of the temporary suspension of the jack-up rig Galar. On April 7, 2025, the Company received re-mobilization notices for the suspended rigs.

Total operating expenses for the first quarter of 2025 were $156.8 million, a decrease of $5.1 million compared to the fourth quarter of 2024, primarily due to a $4.2 million decrease in rig operating and maintenance expenses and a $1.1 million decrease in general and administrative expenses. The $4.2 million decrease in rig operating and maintenance expenses is primarily due to a $10.2 million decrease as a result of a decrease in the number of operating days, partially offset by a $5.2 million increase associated with the jack-up rigs Grid and Gersemi as a result of the Company assuming their operating expenses during their temporary suspension period (prior to the temporary suspension, these costs were borne by the JV).

Included in total operating revenues for the first quarter of 2025 is $10.6 million in reimbursable revenues, a decrease of $8.8 million in comparison to the prior quarter. Included in total operating expenses is $7.2 million in reimbursable expenses, a decrease of $4.0 million compared to the fourth quarter of 2024.

Net loss for the first quarter of 2025 was $16.9 million, a decrease of $43.2 million compared to the net income of $26.3 million in the fourth quarter of 2024.

Adjusted EBITDA for the first quarter of 2025 was $96.1 million, a decrease of $40.6 million compared to the fourth quarter of 2024.

Liquidity and Cash Flows

The Company's cash and cash equivalents as of March 31, 2025 were $170.0 million, compared to $61.6 million as of December 31, 2024. In addition, the Company has a Super Senior Credit Facility agreement of $195.0 million, consisting of a $150 million Revolving Credit Facility ("RCF") and a $45.0 million Guarantee Facility. The $150 million RCF was undrawn at March 31, 2025, giving total liquidity of $320.0 million at the end of the quarter.

Net cash provided by operating activities was $138.7 million, which includes receipts of approximately $120.0 million of outstanding receivables from customers in Mexico, $10.0 million in mobilization fees for Vali, $6.1 million of cash interest paid and $16.9 million of income taxes paid.

Net cash used in investing activities was $25.1 million and is comprised of $25.0 million used on jack-up additions, primarily a result of activation costs and long-term maintenance costs, and $0.1 million used on PPE additions.

Net cash used in financing activities was $4.9 million and is comprised of $4.7 million used for the payment of cash distributions to shareholders and $0.2 million used on the repurchase of the Company's shares.

Financing and corporate developments

As of March 31, 2025, we had principal debt outstanding of $2,179.6 million, consisting of $1,279.6 million of aggregate principal amount of senior secured notes due in 2028, $660.6 million of aggregate principal amounts of senior secured notes due in 2030 and $239.4 million principal amount of unsecured Convertible Bonds due in 2028.

The Company also has a $195 million Super Senior Credit Facility, comprised of a $150 million RCF and a $45.0 million Guarantee Facility. As of March 31, 2025, we had no amounts drawn under the RCF and we had $35.6 million drawn under the Guarantee Facility.

Equity

The Company's issued share capital is $24,440,000 divided into 244,400,000 shares with a par value of $0.10 per share

During the quarter ended March 31, 2025, the Company cancelled 19,680,391 shares out of the 25,000,000 shares which the Company had made available pursuant to a share lending agreement ("SLA") for the purposes of facilitating investors’ hedging activities in connection with the $250 million Convertible Bonds due in 2028. The remaining loan shares will be cancelled upon redelivery, whether at repayment of the Convertible Bonds or upon decrease in the demand for hedging shares for other reasons, or upon expiry of the SLA. The number of issued shares excluding the loan shares available is 239,080,391.

The Company’s authorized share capital is $31,500,000.00 divided into 315,000,000 shares of $0.10 par value each.

Fleet, Operations and Contracts

As of the date of the report, the Company’s fleet consists of 24 modern jack-up rigs, all built after 2010. Since the publication of our fourth quarter 2024 report, the Company has secured new contract commitments for the rigs Norve, Gerd, Thor, Ran and Skald.

In early April 2025, we received from our customer in Mexico a re-mobilization request for the rigs Galar, Grid and Gersemi.  These rigs have since been moved to new drilling locations and have resumed operation in May. Notably, the Galar has been deployed in the Bacab-Lum field, which is being developed by an affiliate of our customer under a private investment structure.

As of the date of this report, 22 of our 24 rigs are either contracted or committed: one in the North Sea, two in the Middle East, five in Africa, six in Southeast Asia, seven in Mexico and one in South America.

Year to date 2025, the company has been awarded nine new contract commitments, representing approximately 1,550 days and $221 million of potential contract revenue. The Company's total contract revenue backlog (excluding unexercised options, and including bareboat charter contracts adjusted to a gross dayrate-equivalent basis) at March 31, 2025 was $1.38 billion and remains unchanged as of the date of this report.

For more details on our rig contracting, please refer to our Fleet Status report issued in connection with this report.

The technical utilization for our working rigs was 99.2% in the first quarter of 2025, and the economic utilization was 97.9%.

Market

According to Petrodata by S&P Global, the marketed utilization for jack-up rigs globally stood at 90.1% in March 2025, a decrease of 1.6 percentage points from December 2024. The marketed utilization for the modern jack-up fleet (rigs built after year 2000) was 92.3% at the end of March 2025, and remains unchanged as of now.

Currently, there are 303 modern jack-ups contracted, representing an increase of approximately 66 units as compared to the lows in late 2020.

As of the date of this report, 11 newbuild rigs remain under construction and they account for 2.5% of the global marketed jack-up fleet. However, we expect that few of these rigs will join the marketed fleet in the near future due to many being in the early stages of construction and the ongoing supply chain challenges.

Risks and uncertainties 3

Borr is exposed to a number of risks related to the Company’s financial position, operations and the industry in which it operates.

Brent oil prices in the first quarter of 2025 averaged approximately $75 per barrel, with a high point of approximately $83 and low point of $71 within the quarter. The average Brent oil price in the fourth quarter of 2024 was approximately $74 per barrel. Uncertainty persists in the market and oil benchmark prices are expected to remain volatile given the potential tariffs, production surge, current global economic uncertainty and geopolitical events affecting supply and demand. In addition, the geopolitical unrest, including in the Middle East, and any expansion or increase of trade tensions, may result in oil supply disruptions and cause further volatility in commodity prices. Therefore, we remain subject to risks relating to the volatility of our industry and the risk that demand and day rates could decline further.

3 This Risks and uncertainties section is not a complete discussion of the risks the Company faces. See “Risk Factors” in the Company’s most recent Annual Report Form 20-F; this discussion does not and does not purport to update that section of the annual report.

Our business may experience supply chain constraints and inflationary pressure, which may impact the cost base in our industry, including personnel costs, and the prices of goods and services required to operate rigs. Demand for jack-up rigs may not remain at current levels, and may decline. In January 2025, we received a notice of temporary suspension of three rigs operating in Mexico and in November 2024, we received a notice of temporary suspension of one rig in Saudi Arabia, and that contract was subsequently terminated. While we have received remobilization notices for our three rigs operating in Mexico, any decline in demand for services of jack-up rigs could have a negative effect on the Company. We have recently taken delivery of the newbuildings Vali and Var. The Var is yet to be contracted with a customer. The delivery of these rigs has increased the size of fleet and the risks we face including the risk of a decline in demand.

We have outstanding $1,279.6 million aggregate principal amount of 10% senior secured notes due 2028, $660.6 million aggregate principal amount of 10.375% senior secured notes due 2030, and $239.4 million aggregate principal amount of unsecured Convertible Bonds due 2028.

We are subject to risks relating to our indebtedness, including risks relating to our ability to meet the financial covenants in our revolving credit facility, risks relating to covenant limitations and the interest and other payments due on our secured and convertible notes, including amortization and cash sweep requirements under our secured notes and other risks relating to our significant levels of indebtedness, including the risk that we may not be able to refinance our debt as it matures.

Conference call

A conference call and webcast is scheduled for 9:00 AM New York Time (15:00 CET) on Thursday May 22, 2025 and participants are encouraged to dial in 10 minutes before the start of the call. Further details can be found in the Investor Relations section on the Company's website, www.borrdrilling.com.

Forward looking statements

This announcement and related discussions include forward looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding industry trends and market outlook, supply/demand expectations, expected activity levels in the jack-up rig and oil industry, contract revenue backlog, contracts and contract commitments, contract start dates and rates, options, LOIs and LOAs, contract coverage, potential revenue, including rates that may be achieved, guidance on results of operations, expected trends in dayrates, market conditions, statements about dividends and share buybacks, statement about the global jack-up fleet, including the number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and the number of rigs under construction and expectations as to when such rigs will join the global fleet, statements about the expected timing of payment of receivables owed to us and statements relating to expected timing of receipt of mobilization revenue and statements made under “Market” and "Risk and uncertainties" above, and other non-historical statements. These forward-looking statements are based upon current expectations and various assumptions, which are, by their nature, uncertain and are subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause our actual results, level of activity, performance, financial results or position, liquidity or achievements to differ materially from those expressed or implied by these forward-looking statements, including risks relating to our industry and industry conditions, business, the risk that our actual results of operations in future periods differ materially from expected results or guidance discussed herein, the actual timing of payments to us and the risk of delays in payments or receivables to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to geopolitical events and inflation, risks relating to global economic uncertainty and energy commodity prices, risks relating to contracting, including our ability to convert commitments, LOIs and LOAs into contracts, the risk of contract suspension or termination, the risk that options will not be exercised, the risk that contract revenue backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected dates of operation and delivery of rigs and contract commencement dates, risks relating to dayrates and duration of contracts and the terms of contracts and the risk that we may not enter into contracts  or that contracts are not performed as expected, risks relating to contracting our newly delivered rigs and other available rigs, risks relating to market trends, including tender activity, risks relating to customer demand and contracting activity and suspension of operations, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our secured notes maturing in 2028 and 2030, our Convertible Bonds due 2028, and debt under our revolving credit facility and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay cash distributions and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such cash distributions or repurchase shares and the risk that we may not complete our share repurchase program in full, and risks relating to the amount and timing of any cash distributions we declare, risks relating to future financings including the risk that future financings may not be completed when required and risks relating to the terms of any refinancing, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

May 21, 2025

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Magnus Vaaler: CFO, +44 1224 289208

UNAUDITED NON GAAP MEASURES AND RECONCILIATION

Set forth below is a reconciliation of the Company's Unaudited Net Income to Adjusted EBITDA.

(in US$ millions)	Q1 2025	Q4 2024
Net (loss) / income	(16.9)	26.3
Depreciation of non-current assets	35.9	35.7
Loss from equity method investments	1.8	2.5
Total financial expense, net	62.7	62.6
Income tax expense	12.6	9.6
Adjusted EBITDA	96.1	136.7

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Operations
(In $ millions except share and per share data)

	Three months ended March 31, 2025	Three months ended March 31, 2024
Operating revenues

Dayrate revenue	202.2	198.3
Bareboat charter revenue	7.6	11.3
Management contract revenue	6.8	—
Related party revenue	—	24.4
Total operating revenues	216.6	234.0

Gain on disposals	0.4	0.2

Operating expenses
Rig operating and maintenance expenses	(109.8)	(104.0)
Depreciation of non-current assets	(35.9)	(31.8)
General and administrative expenses	(11.1)	(13.4)
Total operating expenses	(156.8)	(149.2)

Operating income	60.2	85.0

(Loss) / income from equity method investments	(1.8)	5.4

Financial income (expenses), net
Interest income	0.6	1.4
Interest expense	(58.1)	(49.0)
Other financial expenses, net	(5.2)	(10.2)
Total financial expenses, net	(62.7)	(57.8)

(Loss) / income before income taxes	(4.3)	32.6
Income tax expense	(12.6)	(18.2)
Net (loss) / income attributable to shareholders of Borr Drilling Limited	(16.9)	14.4
Total comprehensive (loss) / income attributable to shareholders of Borr Drilling Limited	(16.9)	14.4

Basic (loss) / income per share	(0.07)	0.06
Diluted (loss) / income per share	(0.07)	0.06
Weighted-average shares outstanding - basic	243,386,188	252,718,525
Weighted-average shares outstanding - diluted	243,386,188	256,565,237

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions)

	March 31, 2025	December 31, 2024
ASSETS	Unaudited	Audited
Current assets
Cash and cash equivalents	170.0	61.6
Restricted cash	1.2	0.9
Trade receivables, net	143.8	184.3
Prepaid expenses	18.3	8.4
Deferred mobilization and contract preparation costs	39.1	40.6
Accrued revenue	111.3	107.7
Due from related parties	7.3	85.1
Other current assets	25.9	28.0
Total current assets	516.9	516.6

Non-current assets
Property, plant and equipment	2.6	2.8
Jack-up drilling rigs, net	2,806.5	2,823.2
Equity method investments	12.7	14.5
Other non-current assets	63.5	62.5
Total non-current assets	2,885.3	2,903.0
Total assets	3,402.2	3,419.6

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payables	60.8	81.6
Accrued expenses	59.6	68.0
Short-term accrued interest and other items	78.4	30.6
Short-term debt	118.1	118.1
Short-term deferred mobilization, demobilization and other revenue	43.4	27.1
Other current liabilities	52.1	84.2
Total current liabilities	412.4	409.6

Non-current liabilities
Long-term debt	1,996.6	1,992.5
Long-term deferred mobilization, demobilization and other revenue	15.5	21.0
Other non-current liabilities	2.8	3.2
Total non-current liabilities	2,014.9	2,016.7
Total liabilities	2,427.3	2,426.3

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 315,000,000 (2024:315,000,000) shares, issued 244,400,000 (2024: 264,080,391) shares and outstanding 239,308,556 (2024: 244,926,821) shares	24.5	26.5
Treasury shares	(19.7)	(20.9)
Additional paid in capital	344.8	340.8
Contributed surplus	1,919.0	1,923.7
Accumulated deficit	(1,293.7)	(1,276.8)
Total equity	974.9	993.3
Total liabilities and equity	3,402.2	3,419.6

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

	Three months ended March 31, 2025	Three months ended March 31, 2024
Cash flows from operating activities
Net (loss) / income	(16.9)	14.4
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Non-cash compensation expense related to share based employee and directors' compensation	3.4	1.8
Depreciation of non-current assets	35.9	31.8
Amortization of deferred mobilization and contract preparation costs	10.2	14.7
Amortization of deferred mobilization, demobilization and other revenue	(7.8)	(26.2)
Gain on disposal of assets	(0.4)	(0.2)
Amortization of debt discount	1.7	1.7
Amortization of debt premium	(0.7)	(0.1)
Amortization of deferred finance charges	3.2	2.7
Bank commitment, guarantee and other fees	4.2	—
Loss / (income) from equity method investments	1.8	(5.4)
Deferred income tax	(0.5)	3.1
Change in assets and liabilities:
Amounts due from related parties	74.4	(3.2)
Accrued expenses	(1.8)	(9.3)
Accrued interest	47.8	35.1
Other current and non-current assets	18.5	(52.0)
Other current and non-current liabilities	(34.3)	15.0
Net cash provided by operating activities	138.7	23.9

Cash flows from investing activities
Purchase of property, plant and equipment	(0.1)	(0.2)
Additions to newbuildings	—	(3.3)
Additions to jack-up drilling rigs	(25.0)	(15.2)
Net cash used in investing activities	(25.1)	(18.7)

Cash flows from financing activities
Repayment of debt (1)	—	(10.6)
Cash dividends paid	(4.7)	(23.8)
Debt proceeds, gross of premium / (net of discount) and issuance costs	—	208.3
Purchase of treasury shares	(0.2)	—
Proceeds from exercise of share options	—	1.3
Net cash (used in) / provided by financing activities	(4.9)	175.2

Net increase in cash, cash equivalents and restricted cash	108.7	180.4
Cash, cash equivalents and restricted cash at the beginning of the period	62.5	102.6
Cash, cash equivalents and restricted cash at the end of the period	171.2	283.0

Supplementary disclosure of cash flow information
Interest paid	(6.1)	(6.3)
Income taxes paid	(16.9)	(12.8)
Non-cash offset of trade receivables and jack-up rigs	(0.6)	—

(1) Included in repayment of debt is the redemption premium on our Senior Secured Notes due in 2028 and 2030

(In $ millions)	March 31, 2025	December 31, 2024
Cash and cash equivalents	170.0	61.6
Restricted cash	1.2	0.9
Total cash and cash equivalents and restricted cash	171.2	62.5

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
 (In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2023	252,582,036	26.5	(8.9)	337.2	1,988.1	(1,358.9)	984.0
Movement in treasury shares	3,067	—	—	—	—	—	—
Share-based compensation	411,336	—	0.1	3.0	—	—	3.1
Distribution to shareholders	—	—	—	—	(11.9)	—	(11.9)
Total comprehensive income	—	—	—	—	—	14.4	14.4
Balance as at March 31, 2024	252,996,439	26.5	(8.8)	340.2	1,976.2	(1,344.5)	989.6

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2024	244,926,821	26.5	(20.9)	340.8	1,923.7	(1,276.8)	993.3
Cancellation of treasury shares	—	(2.0)	2.0	—	—	—	—
Repurchase of treasury shares	(50,000)	—	(0.2)	—	—	—	(0.2)
Movement in treasury shares	(5,568,265)	—	(0.6)	0.6	—	—	—
Share based compensation	—	—	—	3.4	—	—	3.4
Distribution to shareholders	—	—	—	—	(4.7)	—	(4.7)
Total comprehensive loss	—	—	—	—	—	(16.9)	(16.9)
Balance as at March 31, 2025	239,308,556	24.5	(19.7)	344.8	1,919.0	(1,293.7)	974.9